Exhibit 12.1

Alpha Natural Resources, Inc.
Computation of Ratio of Earnings to Fixed Charges
(Amounts in thousands except ratio)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2010	2009	2010	2009
Earnings:
Income (loss) from continuing operations before income taxes	$34,021	$(60,859)	$104,223	$21,390
Adjustments:
Fixed charges	20,700	50,218	65,946	71,080
Loss from equity investees	711	184	1,469	259
Amortization of capitalized interest	26	29	82	94
Capitalized interest	(1,155)	(145)	(1,496)	(345)
	$54,303	$(10,573)	$170,224	$92,478

Fixed Charges:
Interest expense	$17,834	$42,835	$58,458	$62,854
Loss on early extinguishment of debt	-	5,641	1,349	5,641
Portion of rental expense representative of interest	1,711	1,597	4,643	2,240
Capitalized interest	1,155	145	1,496	345
	$20,700	$50,218	$65,946	$71,080

Ratio of earnings to fixed charges	2.62	(0.21)	2.58	1.30
Deficiency amount	$-	$(10,573)	$-	$-